

MAIL STOP 7010

August 9, 2007

Michael McChesney
President
Eastern Goldfields, Inc.
1660 Hotel Circle North, Suite 207
San Diego, CA
92108-2808

RE: Eastern Goldfields, Inc.
Form 10-SB
Amended December 18, 2006
File No. 0-52151
Form 10-KSB for the year ended December 31, 2006

Dear Mr. McChesney:

　　We have reviewed your correspondence dated May 14, 2007 responding to our previous comment letter dated May 10, 2007 as well as the above filings and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.　　We note that your correspondence dated May 14, 2007 was not filed on EDGAR. Please submit your correspondence on EDGAR as required by Rule 101 of Regulation S-T.

2.　　We note that your website and some press releases refer to or use the terms "measured," "indicated," and "inferred" resources. If you continue to make references on your web site or press releases to reserve measures other than those recognized by the SEC, accompany such disclosure with the following cautionary language, in bold type:

　　　　Cautionary Note to U.S. Investors -The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 10-K, File No. 000-52151, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Form 10-K for the Year Ended December 31, 2006

Mineral Reserves, page 13

3.   In future periodic filings, please remove the term "resources" from your mineral reserve table in this section.

4.   In future periodic filings, please disclose how your mine call factor is determined, stating all the parameters you used.

5.   We advise you that your reserves generally should be based on the following:

- A "final" or "bankable" feasibility study is required to meet the requirements to designate reserves under Industry Guide 7.

- A historic three year average price is to be used in any reserve or cash flow analysis to designate reserves. The three-year average gold price for the period ending December 31, 2006 was US$486 per troy ounce. The three-year average exchange ratio for the Rand was 6.5 to one US Dollar. Your reserves may be stated as approximately R 102,432 per kilogram or US$486 per troy ounce to comply with this guidance, unless your reserve estimate was determined at a different date than your fiscal year end or your gold production is hedged at a higher price level, which should be stated.

- To meet the "legal" part of the reserve definition, the primary environmental analysis or document should have been submitted to governmental authorities.

In future periodic filings, please revise your definitions and your text accordingly.

Closing Comments

       You may contact Jennifer Thompson, Staff Accountant, at (202) 551-3737 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka, Staff Attorney at (202) 551-3729, or in his absence Lesli Sheppard, Senior Staff Attorney, at (202) 551-3708 with any other questions.

                                 Sincerely,

                                 Pamela A. Long
                                 Assistant Director

CC: William M. Aul, Esq.
         (619) 542-0555